Stodo Technologies LLC
Statements of Comprehensive Income
(Unaudited)

	Year Ended December 31, 2017		Year Ended December 31, 2016
Revenue	$ 44,072	$	40,715
Cost of sales	35,475		32,519
Gross profit	8,597		8,196
Expenses:			
Bank fees	630		568
Staffing	272		-
Marketing	491		491
Rent	-		5,400
Software	144		144
Travel	-		313
Telecommunications	389		390
Total expenses	1,926		7,306
Other expenses:			
Taxes	-		94
Interest	775		
Net income (loss)	$ 5,896	$	796